Exhibit 99.1

Sapiens Launches BotConnect and LiveConnect Its Newly Enhanced DigitalSuite Components

Enhanced solution empowers digital engagement with AI-based chatbot and omnichannel capabilities, as demand for top-notch customer experience continues to reshape the insurance industry

May 12, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the launch of its latest release Sapiens BotConnect – a powerful AI enabled, NLP trained chatbot module, and Sapiens LiveConnect, which enables bot conversations to be escalated to live agents when needed, across multiple interaction channels and methods.

Sapiens’ latest digital release is designed to help insurers exceed expectations and imperatives, as the demand for improved customer engagement continues to reshape the insurance industry. Sapiens BotConnect and LiveConnect can deliver personalized and contextual, on-demand interactions enabling carriers to differentiate business strategies, keep pace with innovation, and set themselves apart from their competition.

These two powerful modules enable insurers to have enhanced, meaningful conversations and seamless handoffs between AI enabled bots and live agent engagement. The advantages of tailored, personalized experiences are numerous, especially when combined with the added benefits of daily process automation, operational efficiency and the ability to engage with multiple customer segments, across multiple channels.

“With BotConnect and LiveConnect, Sapiens continues to further enhance the capabilities insurers need to remain responsive to the digital insurance initiatives that incorporate tech and data advances,” said Colleen Wells, VP of Global Digital Product Strategy at Sapiens. “Sapiens enables insurers to promote more personalized communications and meet increased customer expectations.”

Sapiens’ module-based DigitalSuite enables insurers to select the specific components that address the challenges unique to their business needs, essentially delivering digital their way. The ability to mix and match components provides exceptional value and allows carriers to transform current technology into a future-ready solution at their own pace. DigitalSuite allows insurers to attain their omnichannel objectives by leveraging next-gen technologies, specifically with AI and chatbots.

Sapiens BotConnect is designed to increase value by gaining deeper understanding of customer interactions, drive upsell and cross-sell opportunities with AI enabled recommendations for new products & services, and support business continuity with 24/7 x 365 access. Insurers can rapidly implement BotConnect to chat on a variety of channels (including WhatsApp, FaceBook messenger), serve customers 24/7/365 and improve resolution time for internal CSRs. Unify all communications with our LiveChat’s communication manager, assign work to CSRs based on skills and use analytics to improve customer communication.

Together, LiveConnect and BotConnect modules support the perfect conversion with frictionless handoff. Additional benefits carriers can expect from the new, cutting-edge capabilities include:

●	Automate text conversations with an AI/NLP based ChatBot
●	Resolve questions, provide quotes, service claims
●	Engage customers on channels they prefer
●	Provide customers efficient and timely results
●	Fuse the conversation on all channels into one unified, smooth experience
●	Seamless transition from Bot to Live chat at the right time
●	Added support for CSRs to drive operational excellence and customer satisfaction

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com